Filed by: Mohawk Industries, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act
Subject Company: Dal-Tile International Inc. Commission File No.: 33-64140
Date: November 28, 2001

    On November 19, 2001, Mohawk Industries, Inc. ("Mohawk"), a wholly owned subsidiary of Mohawk ("Merger Sub") and Dal-Tile International Inc. ("Dal-Tile") entered into a merger agreement (the "Merger Agreement") pursuant to which, subject to the terms and conditions of the Merger Agreement, Dal-Tile has agreed to merge with Merger Sub (the "Merger"). The Merger Agreement is filed as Exhibit 2.1 to Dal-Tile's Current Report on Form 8-K dated November 19, 2001 and is incorporated herein by reference.

    A transcript of a conference call held on November 20, 2001 pertaining to the Merger is being filed as Appendix A to this filing and a copy of a letter to the employees of Mohawk is being filed as Appendix B to this filing. A copy of a slide presentation to be used in meetings with certain Mohawk stockholders is being filed as Appendix C to this filing. Appendices A, B and C are incorporated herein by reference.

    The material included in this filing contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, particularly those statements regarding the effects of the Dal-Tile acquisition, and those preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates," or similar expressions. For those statements, Mohawk and Dal-Tile claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements relating to expectations about future results or events are based upon information available to Mohawk and Dal-Tile as of today's date, and Mohawk does not assume any obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of Mohawk or the combined company and actual results may vary materially from the results and expectations discussed. For instance, while Mohawk and Dal-Tile have entered into a definitive agreement, there is no assurance that the parties will complete the transaction. In the event the companies do not receive necessary government or stockholder approvals or fail to satisfy conditions to closing, the transaction will terminate. Additional risks and uncertainties related to the merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger, the successful integration of Dal-Tile into Mohawk's business, and each company's ability to compete in the highly competitive floorcovering industry. The revenues and earnings of Mohawk and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimates of future operating results uncertain. These factors include: (1) materially adverse changes in economic conditions generally in the carpet, rug and floorcovering markets served by Mohawk and the combined company; (2) increased competition from other carpet, rug, ceramic tile and floorcovering manufacturers; (3) increased raw material prices; (4) the timing and level of capital expenditures; (5) the successful integration of acquisitions including the challenges inherent in diverting Mohawk's management attention and resources from other strategic matters and from operational matters for an extended period of time; (6) the successful introduction of new products; (7) the successful rationalization of existing operations; and (8) other risks identified from time to time in Mohawk's and Dal-Tile's SEC reports and public announcements.

    The proposed transaction will be submitted to Mohawk's and Dal-Tile's stockholders for their consideration, and Mohawk will file with the SEC a registration statement containing the joint proxy statement-prospectus to be used by Mohawk and Dal-Tile to solicit their respective stockholders' approval of the proposed transaction, as well as other relevant documents concerning the proposed transaction. Stockholders of Mohawk and Dal-Tile are urged to read the registration statement and the joint proxy statement-prospectus regarding the proposed transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement-prospectus included in the registration statement, as well as other filings containing information about Mohawk and Dal-Tile, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement-prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement-prospectus can also be obtained, without charge, by directing a request to: Mohawk, Jerry L. Melton, Mohawk Industries, Inc., P.O. Box 12069, Calhoun, Georgia 30701 (706-629-7721), or to Dal-Tile, Mark A. Solls, Dal-Tile International, Inc., P.O. Box 170130, Dallas, Texas 75217 (214-398-1411).

    Mohawk and Dal-Tile and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Mohawk and Dal-Tile in connection with the merger. Information regarding those participants is included in the proxy statements for the Mohawk and Dal-Tile annual stockholders' meetings for 2001, which are available at the SEC's website. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement-prospectus regarding the proposed transaction when it becomes available.

APPENDIX A

MOHAWK INDUSTRIES
LEADER, JEFF LORBERBAUM
ID# 2477300
11/20/01

DATE OF TRANSCRIPTION:    NOVEMBER 21, 2001

MOHAWK INDUSTRIES
ID# 2477300

Operator:	Good afternoon. My name is Heather and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Mohawk Industries/Dal-Tile International Management Conference Call. All lines have been placed on mute to prevent any background noise. After the speaker's remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star (*), then the number 1 on your telephone keypad and questions will be taken in the order that they are received. If you would like to withdraw your question, press star (*), then the number 2 on your telephone keypad. Thank you, Mr. Solls, you may begin your conference.
Mr. Solls:
Thank you. Good morning. I'm very pleased to welcome you to our call today announcing the merger of Mohawk Industries and Dal-Tile International. My name is Mark Solls, Dal-Tile's Vice-President and General Counsel. Joining me today is Jeff Lorberbaum, President and CEO of Mohawk, and Jack Sardas, President and CEO of Dal-Tile. Also joining me is John Swift, Mohawk's Vice- President of Finance, Chris Wellborn, Dal-Tile's Executive Vice-President and Chief Financial Officer. Before we start, I would like to read a safe harbor statement under the Private Securities Litigation Reform Act of 1995 which states, certain of the statements in this conference call, particularly those anticipating future financial performance, business prospects, growth and operating strategies, new products and similar matters constitute forward-looking statements. For those statements, Mohawk and Dal-Tile claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements are not guarantees of the future performance of the companies and actual results may vary materially from the results and expectations discussed. These statements are based largely on the companies' expectations and are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in the forward-looking statements. Such factors include, among other things, the fact that the transaction may not be completed, the impact of competitive pressure and changing economic conditions on the company's business and its attendance on residential and commercial activity, reliance on third-party suppliers, increases in prices of raw materials and energy, currency fluctuations, and other factors relating to the companies' manufacturing operations and the risk factors or uncertainties listed from time to time in the companies' filings with the Securities and Exchange Commission and other public reports.
Now, I will turn the call over to Jeff Lorberbaum for some brief comments. Jeff?

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Mr. Lorberbaum:
I'm excited to announce the merger of Mohawk and Dal-Tile. This is the next step in the evolution of the flooring industry as various product categories consolidate to bring greater value to the marketplace. The combined companies will be a leading source in the flooring industry. This merger brings together the best of both the carpet and ceramic tile industries. Each has a major position with low cost manufacturing and provides value-added distribution to our customers. In each market, Mohawk and Dal-Tile have sufficient share to maintain their competitive advantages, however changes occur in the future. Both companies are extremely profitable and have had extraordinary results in these uncertain economic times. Since both companies are performing exceptionally well, there will not be any major shifts in the basic strategies of either company. The management team of Dal-Tile has done a remarkable job in developing a highly professional organization and restructuring the company in the last few years. We will maintain the present Dal-Tile management and strategy as we move ahead. I look forward to bringing the Mohawk and Dal-Tile managements together. I'm confident they will leverage the strengths and philosophies of both companies to maximize Mohawk's value to all our customers. Potential synergies between the two companies are many. Our expectation is to develop operating strategies over the first 4-6 months and implement them during the second half of 2002. This should ensure that we add the most value to our customers and investors without losing the momentum that the two companies have achieved today. We believe most of the synergies will be impacting in 2003 when the economy should be back in an expansion mode.

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I will attempt to highlight some of the larger synergies we expect to accomplish. The largest opportunity is in leveraging the relationships of both our hard and soft surface companies. Our products sell through the same distribution channels and most customers purchase both product categories. These include the specified commercial channel with designers, contractors and end-users. The non-specified commercial channel where specialized distribution does exist in some areas, the residential new construction with both national and local builders, the residential replacement market, which is a growth area for Dal-Tile and Mohawk's strengths; the big box retailer and finally, distributors which we may or may not have in common with each other. Maximizing each of these with a proper sales structure, marketing, product and brands will be the highest priority. We expect to increase our market share in both carpet and tile as well as add credibility and sales to our vinyl, wood and laminate categories. Dal-Tile's Mexican manufacturing and marketing also offers opportunities to increase the sales of other Mohawk products. In addition, manufacturing of other soft surface products in Mexico may be a viable strategy. The Mohawk and Dal-Tile logistics and distribution systems are the best in their categories. Dal-Tile has about 220 service centers supported by 3 regional warehouses. Mohawk has about 50 satellites supported by 8 regional warehouses. By maximizing these, we should improve the service levels and reduce the costs of moving all product. Dal-Tile's expertise should also enhance Mohawk's ability to service the other hard surface categories. Mohawk's local delivery and long-haul trucking system will be expanded to meet the needs of the entire business. This will reduce both time and cost of transporting all products to our customers. The manufacturing systems and procedures of Mohawk and Dal-Tile are excellent. We anticipate adding best practices to improve both. Mohawk's message to achieve sudden service and high inventory turn should provide added value to Dal-Tile. Dal-Tile's message of institutionalizing goals from the top floor should add significantly to Mohawk's infrastructure. Other areas of opportunity include reducing the combined administrative costs, leveraging the Mohawk and Karastan consumer brand names, combining import purchases, offering broader ceramic styling to the retail market, and reduction of the total SKU's in the system. The opportunities are enormous. Without considering any synergies, the combined results of Mohawk in 2002 will be accretive based on the present projection of the analysts of both companies. In addition, the high cash flow generated by the merged businesses will allow us to pay the debt down rapidly. The combination strategically provides a foundation to continue to expand and grow the Mohawk and Dal-Tile businesses profitably and become a total flooring company. Jack?
Mr. Sardas:
I am also very excited about the proposed merger. It represents the ideal culmination of our efforts and the dedication of all our employees as well as the support we received from our stockholders, customers, lenders and suppliers. The new organization will have the opportunity to access new and higher business horizons which should provide an opportunity to expand sales growth and improve earnings and cash flow. We are looking forward to the proposed merger and to becoming part of the Mohawk family. We are impressed by Mohawk's strong financial performance, their business acumen, leadership and professional management. The proposed merger will benefit Mohawk's and Dal-Tile's stockholders, customers, and employees.
Now, we are open for questions.
Mr. Solls:	Operator, would you open—
Operator:
At this time, I would like to remind everyone, if you would like to ask a question, press star (*), then the number 1 on your telephone keypad. If you are on a speakerphone, please pick up the handset before asking your question.
Your first question comes from Sam [INAUDIBLE].

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Sam:
Good morning, gentlemen. I have three quick questions. You mentioned you believe synergies will begin to happen in, perhaps, '03. It's very difficult to do this, I know, right now, but can you quantify for us, or attempt to quantify for us the estimated synergies in terms of maybe a broad dollar range?
Mr. Lorberbaum:
Well, Sam, I'll tell you at this point we've been doing financial, environmental, legal, due diligence and getting ready—we've got the financing in place. We really have not spent time in quantifying those synergies. But we will be over the next couple of months. So at this point we really do not have numbers for you.
Sam:	Okay.
Operator:	Your next question comes from Chris Windham [PHONETIC] with Goldman Sachs.
Mr. Windham:
Thank you, and good morning, and congratulations to everybody. Just a little bit on kind of the terms of the transaction. About 15 million shares of stock that Mohawk will be issuing and about $680 million dollars of debt, is that right?
Mr. Lorberbaum:	That's about right.
Mr. Windham:	And what type of terms do you think you can get on that debt?
Mr. Lorberbaum:
That's what we're working on currently. We're going for—we have a bridge loan right now, Chris, to take us into getting public debt, and we'll be working on getting the best deal we can for the public market.
Mr. Windham:	And the debt that you're assuming from Dal-Tile, is there an opportunity to re-finance that and get a better rate on that debt?
Mr. Lorberbaum:	We are not assuming any debt from Dal-Tile. That will all be extinguished at the closing.
Mr. Windham:	Okay. In terms of a tax rate for the combined company, is there any opportunity to work down the overall tax rate?
Mr. Swift:	Well, we're looking at it being in the 37 to 37 1/2% range, somewhere in there.
Mr. Windham:	Okay, and I guess Goodwill is less important to us now with the FASB change, but what do you anticipate the Goodwill in the deal being?
Mr. Swift:	A mere billion dollars is all it will be, somewhere around there.
Mr. Windham:	Okay, that's all I have, thank you.
Mr. Lorberbaum:	You're welcome.
Operator:	Your next question comes from John Vow [PHONETIC] with Wachovia.
Mr. Vow:
Well, that was close. Good morning and congratulations. Can you discuss at all the management contracts that the Dal-Tile people—and I'm not asking about dollar amounts. I'm interested in the structure and length of time, you know, when we expect—how long those guys are locked in.
Mr. Lorberbaum:	You want to talk about it?
Mr. Solls:
Yeah, the management contract; there are two employment agreements. Jack and Chris have employment agreements and then the senior officers have change of control agreements and those change of control agreements range from—in payment from—three years for Jack and Chris to 2 1/2 years for the top executive officers. But that's only in the event of not only change of control but significant change in—when people leaving the company effectively and changing their jobs—significant change in jobs.
Mr. Lorberbaum:	There's a double trigger on it, John, is what he's saying.

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Mr. Vow:	Okay, and is there any kind of earn-out incentive for the Dal-Tile management that's either been structured or being structured?
Mr. Lorberbaum:	No.
Mr. Vow:	Okay, and timing—best guess?
Mr. Lorberbaum:	We're shooting for early in the first quarter but it may go into the middle of the first quarter. We're definitely going to shoot to get it done in the first quarter.
Mr. Vow:
And—so I understand you correctly—the opportunities that Mohawk sees in Mexico are to both sell all of Mohawk's products into that market where you're not very strong right now and/or perhaps manufacture some Mohawk home products but likely not tuft carpet. Is that right?
Mr. Lorberbaum:	That's correct, but the distribution—they do have limited distribution in Mexico and we will look at what we could add to it, but it doesn't look like it's going to be a large number in the short run.
Mr. Vow:	Thanks for letting us ask questions.
Operator:	Your next question comes from Dennis Rosenberg with CSFB.
Mr. Rosenberg:
Hi, guys, congratulations. It seems to me that there is a big opportunity in the relative strengths of your two businesses in terms of distribution in that Mohawk is strong in residential replacement, which is a small part of Dal-Tile's business and they're strong in new construction, which is a small part of Mohawk's business, so could you discuss in a little bit more detail how you plan to increase each of those respective positions?
Mr. Lorberbaum:
We haven't worked out the details. We believe that as you describe, we each have strengths, we each have customers that like doing business with us. We believe our distribution systems can be leveraged to bring higher service levels to both products for the customers and we believe that if we have the right coordination between the sales and marketing groups, which we'll have to develop over the next few months, that those will open doors to us in both categories. In addition, which you didn't ask the same thing in the specified commercial business—where we have relationships on both sides and we believe that we can make it easier for customers to do business with us.
Mr. Rosenberg:	Okay, and the second question—given the size of this acquisition, would this preclude you making another decent size acquisition in the carpet industry over the next 6 months to a year?
Mr. Lorberbaum:	It will definitely limit what we can do. We have a very high cash flow which, I'm sure you know and the debt should come down dramatically very quickly.
Mr. Swift:	Yes, it will limit it, Dennis, you're right.
Mr. Rosenberg:	Okay, thank you.
Operator:	Your next question comes from Joe Scirocca [PHONETIC] with Merrill Lynch.
Mr. Scirocca:
Hello, everyone, and congratulations all around. I apologize that I'm not as familiar with Mohawk. My question actually does pertain towards Dal-Tile. Would you envision, you know, paring back some of the growth programs you had in place in the interim here? I know you were looking to expand in wall tile, natural stone and you have the plant going in Oklahoma, would there be any consideration to maybe delay or ratchet back that spending a little bit?

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Mr. Sardas:
I think—this is Jack—on the contrary. I think the merger as we said was, if approved, will be a great deal for both of us and if anything, the prospects really will be even greater than what we had before because of the kind of synergies that apparently, and from our own, you know, looking at the chart and understanding in both our businesses, we think we have excellent opportunities for growth.
Mr. Scirocca:	Okay, the second question, thinking about this in a broader flooring industry or flooring category, do you have any sense where the combined company would fall out on a market share basis?
Mr. Lorberbaum:	Yeah, it should be somewhere in the 20% of the total flooring industry.
Mr. Scirocca:	20% of the total flooring industry?
Mr. Lorberbaum:	Yeah.
Mr. Scirocca:	Okay. Excellent, gentlemen, thank you.
Operator:	Your next question comes from Shane McGrath with A.G. Edwards.
Mr. McGrath:	Hi, guys. I'm wondering if you can talk about what you do with Dal-Tile's retail operations going forward?
Mr. Lorberbaum:	We don't have any retail operations. Dal-Tile has service centers around the country that they use to deliver product to the customers and they do not sell to retail consumers.
Mr. McGrath:	There are not independent dealers?
Mr. Lorberbaum:	No.
Mr. McGrath:	Okay.
Mr. Sardas:	Our service centers sell to floor dealers, but we do not sell to the consumer.
Mr. McGrath:	Okay, and can you talk about what effect this might have on your agreement with Congolium distribution there, if any?
Mr. Lorberbaum:
I think it should enhance our distribution of Congolium's product and I think it adds value to our whole hard surface direction and I think we'll be able to utilize it to increase our whole hard surface business that we have set in motion last year and we are on track to grow as we have told you previously, and this should speed it up.
Mr. McGrath:	Okay, and one final question for Dal-Tile. We don't cover you guys. The $1.42 consensus on First Call does that include Goodwill amortization benefit for 2002?
Mr. Wellborn:
For the most part, there's actually a mixture in there right now. But most of them include the benefit of Goodwill. But I think if you look at the average you'll get to about somewhere in the $1.45 to $1.46 in there.
Mr. McGrath:	Okay, thank you.
Operator:	Your next question comes from Ding Chung [PHONETIC] with Ferrelon [PHONETIC] Capital.
Mr. Chung:
Hi, good morning—actually, good afternoon. Want to clarify two things—number one, regarding to—I'm not very familiar with Mohawk's business—in regard to Mohawk's tile business, is it reasonable to assume you have around less than 15 million dollars in revenue; and secondly, in terms of the exchange ratio, I guess, right now, the stock is way above $36.45. Is there a price, you know, of which that Dal- Tile has a right to walk away from the transaction if something completely unexpected happens and Mohawk trades to that level; thank you.

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Mr. Lorberbaum:
Mohawk has told the Street that in the hard surface we did about 100 million dollars in all our various categories last year, that we expect to run at about a 200 million dollar rate at the end of this year and we don't break it out by individual product category. Who wants to answer the walk-away?
Mr. Swift:	There is no walk-away provision.
Mr. Chung:	Thank you.
Mr. Swift:	Either end.
Operator:	Your next question comes from Brian Long with Chesapeake Partners.
Mr. Long:
Hi, I was wondering if you could just clarify something on the financing. I was wondering who was providing the bridge loan and I also wanted to know if you plan on doing the public debt offering prior to the closing of the acquisition?
Mr. Swift:	The bridge loan is being provided by Goldman Sachs, Wachovia and SunTrust and we're planning to get the public debt in place shortly after the closing of the transaction.
Mr. Long:	Okay, and is the transaction subject to financing or is it 100% committed?
Mr. Swift:	No, it's 100% committed. We have commitment letters from all those banks.
Mr. Long:	Great, thank you very much.
Operator:	Your next question comes from David Jarrod [PHONETIC] with Credit Line of Securities.
Mr. Jarrod:	Hi, is there a breakup fee involved here?
Mr. Swift:	Yes, there is.
Mr. Jarrod:	And how much is that?
Mr. Swift:	Forty-five million.
Mr. Jarrod:	Okay, thank you.
Operator:	Your next question comes from Cecil Correll [PHONETIC] with Home Tech Tile Today.
Ms. Correll:
Hi, good afternoon. This question is for Jeffrey Lorberbaum. I was calling because I'm on the Home Textile side of the business. I was wondering, I know you guys acquired Crown Crafts last year and that poised you guys to get about 600 million dollars in Home Fashions for this year. I was wondering does this merger de-emphasize Home Textiles now? It would have been 25% of the business but next year, I'm assuming it's going to occupy a much smaller chunk of it with this acquisition.
Mr. Lorberbaum:
We have different segments of our business that are aimed at different challenges and we expect to maximize each of them as we go forward. Each channel—this one sits with our distribution and marketing channels for our hard surface flooring business that we've announced we were going into last year moving forward. It does not reduce our emphasis on the other opportunities in the marketplace in textiles or home products.
Ms. Correll:	Okay. I know David Kolb was known a lot for growing his own business so are you going to try to buy [INAUDIBLE] next year or any other future acquisitions with any other Home Textiles lines?
Mr. Lorberbaum:
We look at each product category based on what options are available, and if we find the right opportunity we will take advantage of them. We really do not have a pre-determined share of any product line or channel other than trying to make the most money we can make and adding the most value to our customers.

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Ms. Correll:	Okay, thank you very much.
Operator:	Your next question comes from Louis Inocco [PHONETIC] with Floor Covering News.
Mr. Inocco:
Yes, gentlemen, I just wanted to know, first off, concerning sourcing. Will Mohawk and Dal-Tile continue to source tile from its current partners or will it all be done internally, number one; and number two, how much in revenue is added to Mohawk in this transaction, basically how much does Dal-Tile do in a year?
Mr. Lorberbaum:
Let's start with the sourcing. Both Mohawk and Dal-Tile are importers of ceramic combined with the largest importer of ceramic in the country and we will continue importing products and we believe that it will strengthen our relationships with the suppliers that we have and those that add more value to us will become larger suppliers as we sell more product together. On the second question was the—
Mr. Swift:	Dal-Tile does about a billion dollars in sales.
Mr. Inocco:	Thank you very much.
Operator:	Your next question comes from Alex Metviner [PHONETIC] with [INAUDIBLE].
Mr. Solls:	Go ahead.
Mr. Rudman:	Hello, this is Gerald Rudman [PHONETIC]. Would you give us a rough indication as to what the interest expense might be on the new debt and the term of the debt?
Mr. Swift:	Well, that's still to be worked out because we're going to be going to the public market, but, you know, it should be somewhere in the 7 1/2 to 8% range, I would think.
Mr. Rudman:
Okay, and previously before the merger you had made certain plans, or had certain hopes, to achieve revenues in the hard surface area several years out in the future. Would you say that those projections in and of itself are intact after the merger, or do you think that those revenue projections would have to be reduced because of overlapping business prospects between the two firms?
Mr. Swift:
The number that you're referring to, we said that we had a goal of hitting 500 million dollars in the hard surface business; last year we did about 100; this year we expect it to be at a run rate of about 200 by the end of the year. We are on track with that and we expect that the two companies together will be able to grow their business and at least meet those goals. We expect—to help us grow them more.
Mr. Rudman:	But I'm not sure; are you saying that you still have that 500 million goal putting the two companies together, so that's not reduced?
Mr. Lorberbaum:	Correct.
Mr. Rudman:	I see. Could you help us understand the distribution costs of Dal-Tile that was over the road and the potential for savings that would come from using your vehicles?
Mr. Lorberbaum:	Well, we don't have those numbers available. We haven't gotten into those details with each other and it's going to take us a period of time to put those in place.
Mr. Rudman:	Does Dal disclose the over-the-road expense that they incurred last year?
Mr. Wellborn:	What we disclosed is our transportation expense. It's a separate line item on the P and L and that's running about 6.6% of sales.
Mr. Rudman:
I see. You mentioned dramatic cash flow generation and the potential to retire the debt in a short period of time. Could you tell us the hope for term structure of these Notes that you're going to be selling?

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Mr. Swift:	We're still going to be working that out, Gerald.
Mr. Rudman:	But is it roughly 2-3 years or 3-4?
Mr. Lorberbaum:
No, it will be longer than that, because we're going to have some short-term debt on the books here that's going to be coming—expiring over the next couple of years so we'll be looking out further than that.
Mr. Rudman:
But the company separately based on Street estimates for this year will be generating close to 300 million a year in free cash flow. Is there any reason why capital expenditures would have to be increased or you have other cash uses so that we couldn't see a fast retirement of that debt once the acquisition is completed?
Mr. Swift:
We will be retiring the short-term debt, which we have a chunk of, over the next couple of years and we're looking at the proper capital structure for the company in the long run, and we haven't really decided on exactly which way we want to go. We're still working with our people—
Mr. Rudman:	I understand, you haven't worked these out, but I'm just trying to—
Mr. Swift:	There is significant cash flow to be generated over the next couple of years and we will be using that cash flow to retire debt and to look at other business opportunities.
Mr. Rudman:	And when do you think you—chronologically—you might be in a position to help us understand the synergies of the two independently successful companies combining?
Mr. Lorberbaum:
We plan on taking 4-6 months of getting our management groups together to define them, not to make any staff decisions since both companies do extremely well and we want to make sure that we make good decisions and then we want to implement them properly, so, I mean, it's months away.
Mr. Rudman:
I see. But without getting into the detail, could you tell us those areas where you think the greatest opportunities lie? I imagine transportation would be one and secondly, products for these existing customers, but could you outline it in a little bit more detail for us?
Mr. Lorberbaum:
The biggest advantage is to leverage the relationships from the different market channels I talked about earlier and drag the different sales forces and marketing groups into each other's customers and find ways of making the customer's life easier by providing him better products and services. We believe there is a major opportunity in that from—in every different business channel that we talked about. In addition, besides those, you know, through the things we talked about, maximizing the sales structure, on marketing, on products and even the brand strategies, we're going to have to determine what is the best brand strategy for each market segment. We believe that this will also help us grow our other hard surface products such as wood, laminate and vinyl in increasing the customer's confidence in Mohawk. We talked about potential Mexican manufacturing for soft goods. You mentioned the delivery system, that's a piece of it. There's also the logistics and distribution system that they have 220 service centers, we have 50 satellites. How do we utilize those to maximize the pieces? What synergies exist in each of those? We have regional warehouses that we both have inventory in—is there some method to make those more viable and improve the level with it. The sales people, coordinating their efforts and utilizing those things together, the list goes on forever, as well as taking costs out of all the pieces that we understand the businesses better and look at synergies between them.
Mr. Rudman:
That's a very complete answer. I appreciate that. My last question related to the issuance of stock options. Will there be any revision in the quantity of stock options or change in the stock options for each of the individual companies prior to the combination occurring?

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Mr. Lorberbaum:	There will be no changes in the stock options from where they are before the end, before this thing concludes.
Mr. Solls:	We have a stock option program and we plan to continue with that, Gerald, for the employees of Dal-Tile.
Mr. Rudman:	Do you plan—do you think there will be any accounting adjustments that will result in positive Goodwill being generated in accounting terms?
Mr. Swift:	No.
Mr. Rudman:	In other words, a markdown of assets that would be amortized into the income statement?
Mr. Swift:	No, I don't think so.
Mr. Rudman:	Thank you very much, I appreciate your frank answers and I wish you continued success.
Mr. Solls:	Thank you, Gerald.
Operator:	Your next question comes from Chris Windham with Goldman Sachs.
Mr. Windham:	Thanks, just got a couple more follow-up questions. In terms of kind of pro-forma for the deal, it looks like debt-to-cap is around 40%, is that right?
Mr. Swift:	No, it would be higher than that, around 46, 47%.
Mr. Windham:	Okay, can you walk me through that, how we get there?
Mr. Swift:	It will be in the proxy that goes out, all the information will be in there. We're not handing out numbers today.
Mr. Windham:	Okay, but I mean, if I take equity, 15 million shares of stock—
Mr. Swift:	Chris, we'll put it in the proxy when it goes out. We're not going to go through numbers today.
Mr. Windham:	Okay. In terms of the cash flow statement, any reason to change, kind of, depreciation in Cap Ex for the two companies?
Mr. Swift:	It would be a slight change on depreciation. You know, there may be an up or down on the assets, but it would not be significant.
Mr. Windham:	Okay, and I guess there is probably some opportunity to reduce the working cap for the combined company versus two companies stand-alone?
Mr. Swift:
I think that's in the long run. Initially, we're probably going to be looking at keeping it intact until we can work out, as Jeff said, over the next 6 months or so, exactly how we're going to handle the businesses and then, hopefully, there is some real synergy on working capital.
Mr. Windham:
Okay, and when you guys talk about the Mohawk strengths in the residential replacement channel, are you speaking about the big box and Mohawk has been very successful, and Dal-Tile for a variety of reasons hasn't really pursued that channel. Could you kind of rank that in terms of priority and how big an opportunity you think is for further penetration in the big box is for Dal-Tile?
Mr. Lorberbaum:
There are two pieces, one is the residential replacement. There is some 20-something thousand independent retailers out there and as the consumers change, there are more people using hard surfaces in those homes that are being updated, so most of our customers are moving from carpet suppliers to total flooring suppliers; and we believe we're helping them and that this merger will help us accomplish that as we go forward.

11

Mr. Sardas:
This is Jack. This, I think, will also give us an opportunity to improve various areas at the home centers in the big boxes, taking advantage of the distribution network that Mohawk has. We've already heard that some good comments regarding the specific possibility.
Mr. Windham:	Okay, and Jack, for you and Chris, what are the plans now, how—what role will you have in the combined company?
Mr. Sardas:
First of all, as far as I'm concerned, I'm going to stay a few months here with the group here, with whom I worked those last 4 or 5 years. We have a fantastic group of people and I think you know some of them, Chris. We are very proud of them and this is a great operational management team and they are really capable of doing a lot of good things. So my role with that team is mostly coaching and motivating. I think that some of you know Jeff by now, pretty much met Jeff, I don't know if you've met him or not, but I met Jeff and I found in him an outstanding leader and I think some of you guys were a little bit concerned about who will be my successor and I want to tell you that I found the ideal one. This man is going to be capable to run the combined company and I saw him talking to people. He's a motivator, leader and I'm very confident that I'm going to leave that outstanding group of people in good hands. Now, all of those good things on the side of Jeff is a lot more than objective and younger, but I'm better looking than him.
Mr. Windham:	Thanks, Jack. I would agree with all of your comments, both on the quality of the Dal-Tile team and the Mohawk team.
Operator:	Your next question comes from Michael Gardner with Wedge Capital Management.
Mr. Gardner:
Good afternoon. Jeff, you spoke about how you're both importers of ceramic and you'll be even more powerful as a result. But of course, you are taking on a large fixed base now. Do you have any concerns about what that lack of flexibility might mean to you going forward in terms of sourcing?
Mr. Lorberbaum:
We are basically selling up the capacities. We're getting ready to expand capacities even further as we go forward and we believe that we're going to expand the business as we go forward. So we're going to need more supplies for all of those things.
Mr. Gardner:	And you're comfortable that any shift in foreign competition will not harm that decision in terms of domestic expansion.
Mr. Sardas:
We always had competition as you well know. This is on the part of our group here that we performed well in spite of the competition. So nobody can tell you today that the competition will suddenly disappear. As a matter of fact, the competition really makes us better, but what we are going to do is continue to import those products that may complicate our manufacturing and add more complexity so we try to facilitate and improve our deficiencies in our plans by using imports; and the more capacity we will be implementing in this country, the less we will be relying on big volumes from imports.
Mr. Gardner:
Thank you. I have one other question. It sounds like from some of your answers, and this is not to be critical, it sounds like this deal came together rather quickly. What can you tell us about the process by which you've gone through in getting to this point?
Mr. Swift:	The process is going to be laid out in the proxy in detail when we send it out; until then, we're not going to be talking about it.
Mr. Gardner:	When do you think that will go out, John?
Mr. Swift:	Middle of December.
Operator:	Your next question comes from Pamela Wilson from W.L. Ross.

12

Ms. Wilson:
One of my questions has already been answered but I would certainly like to ask a non-merger related question and that is, I wonder whether or not the recent bankruptcy of Burlington presented any—either opportunities or risks to Mohawk's commercial carpeting business; do you see yourselves getting market share or alternatively, do you see any price pressure?
Mr. Lorberbaum:
We don't really see it affecting the business significantly. We have competitors that are in trouble and are not in trouble all the time. We think that we do business with our customers because we supply them value and a high service level and good quality products. We don't like seeing any of our competitors in trouble, but we try to maximize our share of the marketplaces in each piece. Depending upon how they act, it may limit what they can do in the marketplace and historically, that's had a positive effect rather than a negative effect.
Ms. Wilson:	Thank you.
Operator:	Your next question comes from Christian Corea [PHONETIC]with Lehman Brothers.
Your next question comes from Greg Fluombo [PHONETIC] from Focus.
Mr. Fluombo:
Hi, gentlemen, congratulations. I guess the biggest question I've got remaining is, Jacques, your joint venture with Emil Ceramic, I was just wondering if that was going to be affected in any way, if time-tables are going to be changed or what not with that?
Mr. Sardas:
No, I don't believe that this will change but—and I don't see any change even in the timetable, so we are going ahead with that. We are expecting to have the final arrangements, especially regarding the factory and there's just another document that has to be signed. This will be done within the next few weeks.
Mr. Fluombo:	And you're keeping the management team intact at Dal. Does that mean that Dal is going to be a separate brand or is it going to be under the Mohawk brand, or how is that going to work?
Mr. Lorberbaum:
How it's going to work is we have just put together a deal with the best company in the ceramic industry and anybody who doesn't maintain the management group for the best company, there's something wrong with, is it. And we will take that group and we will ride them as long as they can go.
Mr. Fluombo:	Sounds good, well you've got a good team to work with.
Mr. Lorberbaum:	We sure do.
Mr. Fluombo:	Thanks a lot.
Operator:	Your next question comes from Melvin Daumbach [PHONETIC]with Daumbach Capital
Mr. Daumbach:
Good morning, how is everybody today? Wonderful. I have three questions, do you want them all at once? Okay, I'm going to give them to you one at a time, then. With respect to your tile business, can you discuss the overlap as it relates to Hart, Scott, Rodino [PHONETIC]?
Mr. Swift:
The market share—in the ceramic business, we believe we have somewhere combined in it roughly 25-30% range of the total ceramic industries so we do not believe that there is any question that it should go through reasonably.
Mr. Sardas:
There is one more point, also. Don't forget that there is a very big market share that is from imports, so the imports to me, they present a major market share and that's why I don't expect to have a problem with that area.
Mr. Daumbach:	Okay, the second question is, can you give just a brief time-table of when we might see your preliminary proxy and when you will be filing for Hart, Scott, Rodino?

13

Mr. Swift:	Yeah, it will be in the middle of December and we're going to be filing Hart, Scott as soon as we get it ready.
Mr. Daumbach:	And do you need any other approvals besides Hart, Scott?
Mr. Swift:	Shareholder approval.
Mr. Daumbach:	Okay, but no, like, you or anything like that—I'm not familiar with your company.
Mr. Swift:	Hart, Scott will have to be—no there is no—Hart, Scott in both U.S.A. and Mexico.
Mr. Daumbach:	Okay. That's it, thank you.
Mr. Swift:	Yep.
Operator:	Your next question comes from Ed Nordin [PHONETIC] with Riverside Asset Management.
Mr. Nordin:
Hi, good afternoon, it's Mitch Nordin from Riverside Assets. Just looking at the press release you mentioned that it's about 50% in cash and I'm wondering is that cash amount subject to adjustment or is it $11 no matter what?
Mr. Lorberbaum:	No, the $11 is not subject to adjustment.
Mr. Nordin:	Okay, and the .2414, plus 11, that applies in the range—if your average price is between $41 and $50, is that about right?
Mr. Swift:	That's right, $41 to $50.12.
Mr. Nordin:	And it says over—I guess what do you mean when you say average price? Is it a fixed period prior to closing or prior to the shareholder meeting.
Mr. Swift:	Prior to three days before closing, it says the average of the last 20 days.
Mr. Nordin:	Okay. All right, and the question with regard to—you are leveraging up a bit here—have you talked to the rating agencies and what do you anticipate your rating would be?
Mr. Swift:	We're going to be talking to him in the next week or so. Yes, we have not gotten any preliminary discussions on this going with the rating agencies, mainly because of the confidential nature of it.
Mr. Nordin:	Okay, but your EBITDA coverage, the way I see it, is over 7 times, is that right, EBITDA interest?
Mr. Swift:	Yes.
Mr. Nordin:	More than adequate. And a question for Jack, just—why is he selling now. If he can go into it a little bit about why he decided to enter into the transaction now.
Mr. Sardas:	Because I think it's the best thing for our stockholders, our customers, and our employees.
Mr. Nordin:	Terrific, congratulations.
Operator:	Your next question comes from Marina Nello with Bloomberg News.
Ms. Nello:	Hi, I just had a brief question. How big of a market is the hard floor covering market right now and how big of a share do each of you have in it?
Mr. Lorberbaum:	The hard surface business is about 7 billion dollars.
Mr. Swift:	Ceramic is about 2.
Mr. Lorberbaum:	Ceramic is about 2 billion of it.
Ms. Nello:	Hard surface including both tile and wood?

14

Mr. Lorberbaum:	And laminate and vinyl and rubber.
Ms. Nello:	Right.
Mr. Lorberbaum:	And everything else that goes on the floor.
Ms. Nello:	And how much of a share does Mohawk have in the hard surface right now?
Mr. Lorberbaum:	Prior to the merger?
Ms. Nello:	Yes.
Mr. Lorberbaum:	Infinitesimal. We have about $150-200 million of a 7 billion dollar market.
Ms. Nello:	One hundred fifty million of a $7 billion?
Mr. Lorberbaum:	On hard surface we said will be running at a $200 million rate at the end of the year.
Ms. Nello:	Right, and your sales of the last year were $100 million?
Mr. Lorberbaum:	Correct.
Ms. Nello:	And you expect to make $200 million this year.
Mr. Lorberbaum:	We expect to have a rate of $200 million.
Ms. Nello:	A rate?
Mr. Lorberbaum:	A rate of, is what we told the Street.
Ms. Nello:
And how much of—this is my last question, how much comes into play of this issue of the demand for carpet slowing. I know your sales of carpet were down a little bit last quarters. How much does that come into play with this merger?
Mr. Lorberbaum:
The reason for the merger is that the flooring industry has been changing that the supplier—the retailers used to be in one marketplace or the other. The retailers are starting to address all marketplaces that Mohawk as a company had a distribution system that we felt could be utilized across the different product categories and add value to our customers in those product lines. This is the next stage in the movement, whereas moving from a carpet company to a total flooring company. We believe long-term the industry is going to continue to change and there will be several major players who have crossed the various product lines.
Ms. Nello:	You mean there will be further consolidation?
Mr. Lorberbaum:	We believe there will be.
Ms. Nello:	What? As companies try to become, you know, offer all kinds of products to their customers?
Mr. Lorberbaum:	As they try to offer a total product line to their customer base.
Ms. Nello:	Thank you.
Operator:	Your next question comes from Bill Havers [PHONETIC] with EMT Capital Market.
Mr. Havers:
Morning, John. This question is directed more toward Mohawk, for those of us who aren't as familiar with your business as with Dal-Tile. Could you briefly characterize the framework of your distribution system; in other words, I think you touched on it earlier, the number of major and minor distribution centers, number of rigs and trailers, anything else that I'm not thinking of.

15

Mr. Lorberbaum:
Don't hold me to exact numbers. We have basically 8-9 major inventory warehouses with support of additional approximately 50, we call them "satellites". They're connected with local and long haul trucking systems. There are around 700 trucks in the fleet and 1,500-2,000 trailers that we utilize. We supplement those with carriers where we make agreements to take a number of loads over certain routes on a consistent basis in order to supplement that, and how much more detail would you like?
Mr. Havers:	Maybe just the one—that would be the mix of internally controlled logistics versus outsource—is it 75/25?
Mr. Swift:	On the local—I mean almost all of the local deliveries are on our own trucks and in the long haul, I would guess is in the 50% range.
Mr. Havers:	Okay, perfect; thank you.
Operator:	Your next question comes from Christian Corea with Lehman Brothers.
Mr. Corea:	Sorry, I had trouble with my mute button last time, but in the interim, my question was answered, so thank you.
Operator:	Your next question comes from Jonathan Brandt.
Mr. Brandt:	Yes, I was curious as to is there any way you fellows might think about locking in the current attractive interest rates given that you said you're probably not going to do—
Mr. Swift:	Yeah, we're looking at that now, and that's a very valid point. We're studying that now and deciding on what course of action we're going to take.
Mr. Brandt:	Okay, thanks a lot.
Operator:	Your next question comes from Arnold Brief [PHONETIC].
Mr. Brief:
It's not clear to me what your intentions are with the consolidation of your own hard floor business—Mohawk's hard floor business with Dal-Tile. Do you envision one sales force; continuation of two separate businesses or are you consolidating the business under one management? Is the management of those two companies going to be combined physically in Georgia or wherever?
Mr. Lorberbaum:
It's too early to determine exactly how it's going to end up. I believe what's going to happen, it's going to be looked at market channel by market channel and there may be different conclusions in each one. We have specialists in the ceramic tile business which we don't want to use. We want to maximize the business so we'll have to look at each channel and see how to cross-pollinate and utilize them and what management structure will be utilized to do that and it's too early to give you an answer.
Mr. Brief:	Thank you.
Operator:	Your next question comes from [INAUDIBLE].
John:
I just want to follow up. It sounds to me like you're going to continue to source—Mohawk is going to continue to source ceramic tile. I'm just curious whether there's much of a differential in price between what Dal-Tile could produce it for versus what you're buying it for, or if that's not a valid comparison because maybe they're different products, different types of products?
Mr. Swift:	Dal-Tile is importing several amounts today. It's not unusual that they continue and I guess I'll let Jack give you a view of it because he knows it as well as we do.

16

Mr. Sardas:
Well, the first point, there is that you're going to have a lot of different price levels and there are a lot of product lines that we are—our manufacturing cost is very, very competitive and what we are trying to do as I mentioned before, we are trying to get some complexity out of our manufacturing facilities and import them. So, this is, I think, the kind of an outlook on what you were asking.
John:
Is there a synergy, though, between just—right out of the box just looking at the combined buying power, if you will, of your sourcing, or the possibility now that some of the product Mohawk's importing, Dal-Tile can make more cost-effectively, are there some synergies there. I know you don't want to quantify them, but are they readily identifiable?
Mr. Sardas:
Well, there is no doubt that the volume gives you a little bit more leverage with suppliers and we are going to try to use that, but again, it depends a lot on the growth of the two companies that combine in the ceramic area of the business. And if this grows a lot faster, than we can initially accompany with increased capacity; of course, the imports will increase. But on the long-term, we will be equipped to produce all kinds of products at all levels here in the States. We have already, I think some of you know, that we have plans to build a state-of-the-art plant in Muskogee, in Oklahoma, and this is going to be an area where we can really supply the combined companies with quite a bit of volume.
John:	But maybe Jack I could ask you, when you saw roughly what Mohawk is paying for the ceramic tile—
Mr. Sardas:	We have not looked at that, sir, I'm sorry.
John:	You haven't?
Mr. Lorberbaum:	No, but John, what we know in our own business, except for the real commodity end of the business that we get higher margins on product that we make versus what we buy.
Mr. Sardas:
We are a very large importer so we have a very good idea of what's going on in the import, in the prices and all those dynamics. For the time being, we did not go into a lot of detail in what kind of product and at what price Mohawk is buying or selling at this point in time. While we're to be doing that after we will be able to sit down and have the opportunity to define all the added synergies and the areas where we can do some improvements.
John:	Great; thank you very much.
Operator:	At this time, there are no further questions.
Mr. Swift:	Well, thank you all for joining us on our call. We appreciate your interest in our company.
Mr. Lorberbaum:	Have a nice day.
Operator:	This concludes today's call. You may now disconnect.
[END OF CALL]

17

Appendix B

TO:	The Mohawk Team
FROM:	Jeff Lorberbaum
DATE:	November 19, 2001

    I am pleased and excited to announce the merger of Mohawk Industries, Inc and Dal-Tile International, Inc. This is the next step in the evolution of the flooring industry as the various product categories consolidate to bring greater value to the market place. I believe the combined companies will be the strongest force in the flooring industry.

    This merger brings together the best of both the carpet and the ceramic tile industries. Each has a leading position with low cost manufacturing and provides value-added distribution to the market place.

    In each market, Mohawk & Dal-Tile are extremely profitable and have had extraordinary results in these uncertain economic times. There will not be any major shifts in the basic strategies of either company as each is performing exceptionally well.

    The management team of Dal-Tile, similar to our Mohawk team, has done a remarkable job in developing a highly professional organization while restructuring the company in the last few years. We will maintain the present Dal-Tile management team and strategy as we move ahead.

    The potential synergies between the two companies are many. Our expectation is to develop strategies over the first 4-6 months and implement them during the second half of 2002, with most of the synergies coming in 2003 when the economy should be back in an expansion mode. The largest opportunity is in leveraging the relationships of both our hard and soft surface companies. Our products sell through the same distribution channels and most customers purchase both product categories.

    The Mohawk & Dal-Tile logistic and distribution systems are the best in their category. Dal-Tile has about 230 service centers supported by 3 regional warehouses. Mohawk has about 50 satellites supported by 8 regional warehouses. By maximizing these, we should improve service levels and reduce costs of moving all products. Dal-Tile's expertise should also enhance Mohawk's ability to service the other hard surface categories.

    The combination of the two Companies strategically provides a foundation to continue to expand and grow Mohawk's business profitably and become a total flooring company.

    Dal-Tile, with sales of approximately 1 billion, is headquartered in Dallas, TX and has been traded under the symbol "DTL".

1

Appendix C

FORWARD-LOOKING STATEMENTS

    Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Certain of the statements in this presentation, particularly those anticipating future financial performance, business prospects, growth and operating strategies, new products and similar matters, constitute "forward-looking statements." For those statements, Mohawk claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The statements are based on assumptions regarding the Company's ability to maintain its sales growth and gross margins and to control costs and on assumptions regarding the performance of the economy. These statements are based largely on the Company's expectations and are subject to a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed in the forward-looking statements. Such factors include, among other things, the impact of competitive pressures and changing economic conditions on the Company's business and its dependence on residential and commercial construction and replacement activity, the fact that the Company is leveraged, reliance on third party suppliers, increases in prices of raw materials and energy, currency fluctuations, the impact of changes in environmental laws and regulations, and the risk factors or uncertainties listed from time to time in Mohawk's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements.

MOHAWK TODAY

• #2 Manufacturer Of Carpet and #1 In Rugs
› Residential And Commercial Markets
› High To Low Price Points
› Multiple Distribution Channels
• Leading Industry Consolidator
› Market Share Of Approximately 26% In 2000
› Sales Of $3.3BN In 2000
• Industry Leader In Profitability

STRATEGIC DIRECTION

GROWTH
— Internal	› Broaden product offering
› Expand distribution system
› New marketing initiatives
— Acquisitions	› Purchased 14 companies since 1992
› High growth to unprofitable
LOW COST	› Backward integration
› State of the art manufacturing
› Trucking and distribution systems

ACQUISITION CRITERIA

Acquisitions Accretive
Business Combination Results In Synergies
› Manufacturing
› Distribution
› Customer Base
Expand Sales Base Of Acquisition
› Increase Distribution Of Products
› Merge Sales Forces
› Combine Brand Strategies
Efficiency Improvements And Cost Reductions
› Shut Down Least Productive Assets
› Realign Plants By Product Type
› Combine Raw Material Components
› Reduce Overlapping Product Offerings
› Consolidate Administrative Functions

CHANGING INDUSTRY—1998-2001

	Acquisitions	Other
Mohawk	Newmark & James Rugs	Congoleum Distribution Agreement
	American Weavers Products	Definitive Agreement with Dal-Tile
World Carpet
Image Carpet
Durkan Carpet
Crowncraft Woven Division

Shaw	Queen Carpet	Sold Retail Stores to Flooring America
Acquired by Berkshire Hathaway

Beaulieu	Marglen Carpet	Brinkmann Distribution
	Columbus Carpet	Lost Congoleum Distribution
Peerless Carpet

Dixie	Globaltex Carpet
Fabrica Carpet

Armstrong	Triangle Pacific Flooring	Declared Bankruptcy (Dec. 2000)

MOHAWK—TOTAL FLOORING SUPPLIER

• Infrastructure Adds Value To Hard Surface Products
› Distribution System
› Customer Relations
› Brand Strategy
• All Hard Surface Product Category
› Ceramic (Mohawk Regional & Dal-Tile)
› Vinyl
› Wood
› Laminate
• 2001 Investments In Future
› Specialized Sales Force
› Retail Merchandising Vehicles
› Distribution System
› Product Inventories

2000 U.S. FLOORCOVERING MARKET

	Sales	Market Share
	(Billions of Dollars)	% of Total
Broadloom Carpet	$10.8	54%
Area Rugs	2.0	10

Sub Total	$12.8	64%
Ceramic Tile (wall & floor)	$2.1	10%
Vinyl	1.9	9
Hardwood	1.7	9
Rubber	.9	5
Laminate	.7	3

Sub Total	$7.3	36%
Total Market	$20.1	100%

Source: July 2001 Floor Covering Weekly

PROJECTED GROWTH U.S. FLOORCOVERING MARKET (CAGR)

2000 - 2005
Broadloom Carpet	2-3%
Area Rug	6-8
Vinyl	Flat to up
Hardwood Ceramic Tile Laminate }	10%

EXPANDING TILE MARKET

  •
  Ceramic tile is one of the fastest growing floor covering segments

CERAMIC TILE HAS SHOWN CONSISTENTLY STRONG GROWTH

U.S. TILE MARKET HAS SIGNIFICANT GROWTH POTENTIAL

BALANCED END-USE IN CERAMIC TILE MARKET

DAL-TILE—4x THE MARKET SHARE OF NEXT LARGEST COMPETITOR

DAL-TILE INTERNATIONAL

• Dal-Tile is the largest ceramic tile manufacturer in the U.S. with LTM (ending 9/28/01) sales of $1,007.2 million
› 26% market share, four times next largest competitor
› Strongest brands and unmatched distribution
• Ceramic tile is one of the fastest growing segments of the floor covering industry
• Highly profitable, rapidly growing franchise
› 3-year sales CAGR of 12.1%
› LTM EBITDA margin of 17.1%
› Strong future growth prospects
• Experienced management with proven results
› Executed turn-around from 1997
› Continued high growth and margin expansion

DAL-TILE IMPROVED
OPERATIONS PERFORMANCE

DAL-TILE SHARE OF END MARKETS

• Significant opportunity to increase residential market share

BALANCED END-USE IN CERAMIC TILE MARKET

Source: Floor Covering Weekly; Company estimates.

Dal-Tile sales are becoming more residential:

  Previous new residential 29%

  Previous residential remodeling 17%

DAL-TILE REVENUE GROWTH IN ALL CHANNELS OF DISTRIBUTION

• Dal-Tile Service Centers
› Add sales representatives to focus on the residential market
› Expand "Galleries" nationally
› Add synergistic product lines
• American Olean Distributors
› Strengthen distributor base
› Open Service Centers when needed
› Introduce stylish new residential products
• Home Centers
› Expand wall and mosaic tile sales
› Increase floor tile sales in all price points
› Introduce natural stone products
• Provide next day service for residential business
› Expand number of distribution centers (Hubs)
› Deploy inventory closer to customers

DAL-TILE BROAD ARRAY OF PRODUCTS

FY 2000 Revenue Mix

Small Wall
23%
Glazed Floor
26%
Decos Wall
1%
Quarry
6%
Large Wall
7%
Porcelain
6%
Ceramic Mosaic
14%
Stone
4%
Installation &
Other
13%
Sourced Products

Note: Percent of gross sales, 12 months ended December, 2000.

DAL-TILE/MOHAWK SYNERGIES

  •
  Leveraging Customer Relationships.

  •
  Leveraging Logistics and Distribution Systems.

  •
  Identify and Utilize Best Practices at Each Company To Improve Both.

  •
  Utilizing Mexican Management and Operations to Introduce Sales and Production of Non-Tile Product in Mexico.

FLOOR COVERING RETAILERS—MAJOR CATEGORIES

	1992			2000
Dollars in Thousands	No. of Outlets	Sales/Outlet Average	Total	No. of Outlets	Sales/Outlet Average	Total
Specialty Stores	13648	$603	$8, 200,000	18671	$883	$16,500,000
Building Material Dealers & Home Centers	7455	194	1,400,000	11179	349	3,900,000
Furniture Stores	8123	91	740,000	5663	128	730,000
Department Stores & Mass Merchants	5223	130	680,000	2767	288	800,000
Paint, Glass & Wallpaper Stores	2924	89	260,000	1111	132	150,000
Non-Store Retailers	1403	144	200,000	772	494	380,000
All Other Retailers	8029	44	350,000	1680	55	90,000

TOTAL	46805	$250	$11,830,000	41843	$540	$22,550,000

Source: July 2001 Floor Covering Weekly

FLOOR COVERING RETAILERS—MAJOR DEALERS 2000

		Number of Outlets	Floor Covering Retail Sales
			(Dollars in Millions)
1.	Home Depot	1168	$2700
2.	Lowe's Companies	678	600
3.	Sears	580	487
4.	Menards	155	205
5.	Sherwin Williams	2498	185
6.	Wal-mart	2648	152
7.	Floors, Inc.	11	142
8.	Federated	400	141
9.	Coleman Floor Co.	7	110
10.	Peninsula Floors	17	105

TOTAL		8162	$4647

Source: July 2001 Floor Covering Weekly

MOHAWK NET SALES & EPS—NOT RESTATED FOR POOLING

MOHAWK CASH FLOW

Dollars In Millions	1995 - 2000	2000
Sources of Cash
Net Income	$580	$163
Depreciation	460	82
Working Capital	130	(28)

	$1170	$217

Uses Of Cash
Capital Expenditures	$470	$73
Acquisitions	320	37
Reduce Debt	190	3
Stock Repurchase	190	104

	$1170	$217

MOHAWK FINANCIAL MEASUREMENTS

	1998		1999		2000
Working Capital/Net Sales	$0.16		$0.17		$0.18
Debt/Total Capitalization	38%		46%		44%
Interest Coverage	7.0	x	9.0	x	8.2	x
Return on Equity - a)	24%		24%		23%
Return on Invested Capital - a)	14%		14%		16%
a-)
Before Nonrecurring Items

INDUSTRY ECONOMIC CONDITIONS

• Carpet Leading Economic Indicator
› Consumer Confidence
› Interest Rates
› Existing and New Home Sales
• Carpet Industry Units Declined In 2000/2001
› 2nd Quarter 2000	-1%
› 3rd Quarter 2000	-4%
› 4th Quarter 2000	-6%
› 1st Quarter 2001	-7%
› 2nd Quarter 2001	-5%
› 3rd Quarter 2001	-3%
• Carpet Industry Leads Recoveries
› Consumers Postpone Purchases
› Industry Unit Volume Rebounds

HOUSING STARTS/CARPET & RUG SHIPMENTS

New Home Starts			Carpet & Rug Shipments
Year	MM Units	% Inc. Or Dec.	Year	Square Yards (000's Omitted)	% Inc. Or Dec.
1984	1.75	+2.9	1984	919,726	+2.7
1985	1.74	-0.6	1985	953,489	+3.7
1986	1.81	+4.0	1986	1,043,273	+9.4

1987	1.62	-10.5	1987	1,083,556	+3.9
1988	1.49	-8.0	1988	1,112,396	+2.7
1989	1.38	-7.4	1989	1,118,395	+0.5
1990	1.19	-13.8	1990	1,126,054	+0.7
1991	1.01	-15.1	1991	1,062,952	-5.6
1992	1.2	18.8	1992	1,182.417	+11.2

1993	1.29	+7.5	1993	1,225,282	+3.6
1994	1.46	+13.2	1994	1,304340	+6.5
1995	1.35	-7.5	1995	1,288,333	-1.2
1996	1.48	+9.6	1996	1,332,047	+3.4

1997	1.47	-0.7	1997	1,335,338	+0.3
1998	1.62	+10.2	1998	1,488,748	+11.5

1999	1.67	+3.1	1999	1,496,731	0.5
2000	1.59	-4.4	2000	1,456,320	-2.7

Source: U.S. Department of Commerce, Bureau of the
Census and CRI numbers for 2000.

YEARS 2001 AND 2002 ENVIRONMENT

Good News:
• Raw Material Costs Reduced
• Interest Rates Reduced
• Inflation Still Low
• Tax Cut Underway
• Gasoline Prices Coming Down
Bad News:
• Home Building and Resales Slowing
• U. S. Economic Direction Unclear
• General Economic Worldwide Softness
• Consumer Credit High
• Unemployment Rate Rising

MOHAWK THIRD QUARTER SALES AND EARNINGS PER SHARE

7% AGR	20% AGR

THIRD QUARTER GROSS PROFIT AND OPERATING INCOME

7% AGR	8% AGR